Exhibit 99.1

dLocal Reports Fourth Quarter and Full Year 2022 Financial Results

Full Year 2022

US$10.6 billion Total Payment Volume, up 75% year-over-year

Revenue of US$419 million, up 72% year-over-year

165% Net Revenue Retention Rate

Gross Profit of US$202 million, up 55% year-over-year

Adjusted EBITDA of US$153 million, up 54% year-over-year

Fourth Quarter 2022

US$3.3 billion Total Payment Volume, up 78% year-over-year and 21% quarter-over-quarter

Revenue of US$118 million, up 55% year-over-year and 6% quarter-over-quarter

146% Net Revenue Retention Rate

Gross Profit of US$55 million, up 42% year-over-year and 2% quarter-over-quarter

Adjusted EBITDA of US$40 million, up 39% year-over-year and down 3% quarter-over-quarter

dLocal reports in US dollars and in accordance with IFRS as issued by the IASB

Montevideo, Uruguay April 4th, 2023 — DLocal Limited (“dLocal”, “we”, “us”, and “our”) (NASDAQ:DLO), a technology - first payments platform today announced its financial results for the fourth quarter ended December 31, 2022.

“We are delighted to report that 2022 was another exceptional year for our company. We successfully navigated unprecedented territory in late 2022 and I could not be more thankful for and proud of our team, which remained steadfast in its commitment to our long-term ambition. We also want to extend our gratitude to our customers, whose trust in our company continues to be the driving force behind our success. Our strong 2022 results, with TPV growing 75% year–over-year to US$10.6 billion, are a testament to the value of our solutions and to our true long-term partnerships. In addition, I want to thank our long-term investor partners. We have seen key shareholders recently increasing their positions, showing their confidence in and excitement about the future of dLocal. We remain humble and focused as we continue to redefine the online payments experience in emerging markets.

Our flexible and scalable platform has been a cornerstone of our success from day one. In response to global merchant needs and payments ecosystems, we have introduced new solutions and capabilities, expanding our technology platform. We grew our merchant base from 300+ in 2020 to over 600 in 2022, with a robust sales pipeline ahead as we enter 2023. We continued to expand our footprint in emerging markets, launching operations in five new countries during 2022. Unlocking countries that our merchants need has ultimately come to differentiate us. Today, through our one dLocal model - one API, one platform, one contract, we offer many of the most prestigious global companies the potential to reach billions of users across 40 countries, powering over 900 payment methods through local-to-local and cross-border online pay-in and pay-out transactions.

We believe we have systematically over-delivered on our initial expectations since we went public - 2022 was no exception. Despite the high comparison base from last year, our revenues grew 72% year-over-year to US$418.9 million. We delivered another year of outstanding NRR of 165% in 2022, versus our expectation for the year at 150% plus. In Q4, revenues grew 55% year-over-year. We are proud to announce that our efforts to expand outside Latin America are paying off, with revenues from Africa and Asia growing fourfold year-over-year to reach US$73.6 million or 18% of our total revenues in 2022.

We continue to focus on growing gross profit and EBITDA dollars. During the full year 2022, gross profit increased to US$202.2 million, up by 55% year-over-year and Adjusted EBITDA was up by 54% year-over-year to US$153.1 million. In Q4, our gross profit reached $55.1 million, up 42% year-over-year, and our Adjusted EBITDA was US$40.4 million, up 39% year-over-year.

We were able to achieve these outstanding results thanks to our 726 team members who continuously strive for excellence, as well as our discipline and focus on delivering sustainable and profitable growth. In addition, our business continues to be supported by diversification across verticals, regions, and products which further increases our value proposition and strengthens our client relationships.

As we look at 2023, we are very excited about the opportunities we foresee. We believe that our pipeline is as strong as ever. Our customer base continues to have global ambitions and expects to grow in emerging markets, where growth normally outpaces developed markets. We will continue to focus on delivering the best payments solutions to our customers while maximizing absolute dollar profit growth as we believe this will create the most valuable business in the long run. Our scalable business model and strong balance sheet give us confidence that we are uniquely positioned to fulfill our long-term vision of building the best financial infrastructure for our merchants across emerging markets.” Sebastian Kanovich.

Fourth quarter and full year 2022 financial highlights

•
Total Payment Volume (“TPV”) reached a record US$3.3 billion in the quarter, representing 78% year-over-year growth compared to US$1.9 billion in the fourth quarter of 2021 and up 21% compared to US$2.7 billion in the third quarter of 2022. For the full year, TPV reached US$10.6 billion, representing 75% year-over-year growth compared to US$6.0 billion in 2021.
•
Revenues in the fourth quarter of 2022 amounted to US$118.4 million, up 55% year-over-year compared to US$76.3 million in the fourth quarter of 2021 and up 6% compared to US$111.9 million in the third quarter of 2022. The slower revenue growth relative to TPV was mainly driven by business mix. During the fourth quarter of 2022, we had a combination of 1) higher local-to-local pay-outs, 2) some large global retail merchants, with lower than average take rate growing faster, and 3) a decrease in revenue in Argentina, where we have higher than average take rate. For the full year, revenues amounted to US$418.9 million, representing 72% year-over-year growth compared to US$244.1 million in 2021.
•
Gross profit was US$55.1 million in the fourth quarter of 2022, up 42% year-over-year compared to US$38.9 million in the fourth quarter of 2021 and up 2% compared to US$53.9 million in the third quarter of 2022. For the full year, gross profit amounted to US$202.2 million compared to US$130.4 million in 2021, representing 55% year-over-year growth.
•
Gross profit margin was 47% in the fourth quarter of 2022, compared to 48% in the third quarter of 2022 and 51% in the fourth quarter of 2021. Gross margin in the fourth quarter of 2022 was impacted by higher volumes from global merchants in certain geographies and a decrease in revenues in Argentina. For the full year, gross profit margin was 48% compared to 53% in 2021.
•
Adjusted EBITDA was US$40.4 million in the fourth quarter of 2022, up 39% year-over-year compared to US$29.1 million in the fourth quarter of 2021 and down 3% compared to US$41.6 million in the third quarter of 2022 as a result of continued investments in expanding our team, marketing and travel expenses related to two main annual commercial events and higher legal fees. For the full year, Adjusted EBITDA was US$153.1 million, representing 54% year-over-year growth compared to US$99.2 million in 2021.
•
As a result, Adjusted EBITDA margin was 34% in the fourth quarter of 2022, compared to 37% in the third quarter of 2022 and 38% in the fourth quarter of 2021. For the full year, Adjusted EBITDA margin was 37% compared to 41% in 2021.
•
During the quarter we recorded net financial losses of US$3.1 million, mainly driven by negative exchange rate differences. Net financial losses reached US$6.4 million in the full year 2022.
•
Profit for the fourth quarter of 2022 was US$19.4 million, or US$0.06 per diluted share, down 18% compared to a profit of US$23.5 million, or US$0.08 per diluted share, for the fourth quarter of 2021 and down 40% compared to a profit of US$32.3 million, or US$0.10 per diluted share, for the third quarter of 2022. For the full year, profit was US$108.7 million, or US$0.35 per diluted share, compared with profit of US$77.9 million, or US$0.25 per diluted share, in 2021.
•
Operating expenses in the fourth quarter of 2022 included 1) deposits with FTX Trading Ltd. (“FTX”) in the amount of $5.6M, the withdrawals of which have not yet been processed by FTX and were recorded as a loss allowance, and 2) higher fees of US$2.0 million from independent counsel, independent global expert services and forensic accounting advisory related to an internal review of the allegations made by a short-seller report. Excluding these expenses that we believe are non-recurring in nature, profit for the fourth quarter of 2022 would have amounted to US$27.0 million and to US$116.3 million in the full year 2022.
•
As of December 31, 2022, dLocal had US$468.1 million in cash and cash equivalents, including US$247.8 million of own funds and US$220.3 million of merchants’ funds. The consolidated cash position increased by US$131.9 million from US$336.2 million as of December 31, 2021. When compared to the US$542.3 million cash position as of September 30, 2022, it decreased by US$74.2 million. The decrease of US$72.2 million in own funds was mainly driven by the short-term measures taken during the fourth quarter of 2022 to bring additional comfort to our merchants and partners in light of the short seller report. These measures required the use of US$52.9 million of own funds, including providing short-term guarantees and advances to merchants, obtaining extended lines of credits in banks and payment methods requirements. We expect the situation to normalize over the next few quarters. In addition, we cancelled a US$14.6 million loan with own funds and invested $2.0 million in our share buy back program that commenced shortly before year end.

The following table summarizes our key performance metrics:

	Three Months Ended December 31			Twelve Months Ended December 31
	2022	2021	% change	2022	2021	% change
Key Performance metrics	(In millions of US$ except for %)
TPV	3,296	1,856	78%	10,567	6,049	75%
Revenue	118.4	76.3	55%	418.9	244.1	72%
Gross Profit	55.1	38.9	42%	202.2	130.4	55%
Gross Profit margin	47%	51%	-5p.p	48%	53%	-5p.p
Adjusted EBITDA	40.4	29.1	39%	153.1	99.2	54%
Adjusted EBITDA margin	34%	38%	-4p.p	37%	41%	-4p.p
Profit	19.4	23.5	-18%	108.7	77.9	40%
Profit margin	16%	31%	-15p.p	26%	32%	-6p.p

Fourth quarter and full year 2022 business highlights

•
In terms of products, during the quarter, pay-ins TPV increased by 65% year-over-year and 14% quarter-over-quarter to US$2.3 billion, accounting for 71% of the TPV. For the full year, pay-ins TPV increased by 91% year-over-year to US$7.9 billion, accounting for 75% of the TPV.

•
Pay-outs TPV increased by 119% year-over-year and 40% quarter-over-quarter to US$1.0 billion in the fourth quarter of 2022, accounting for the remaining 29% of the TPV. For the full year, pay-outs TPV increased by 39% year-over-year to US$2.7 billion, accounting for the remaining 25% of the TPV.
•
Cross-border volume accounted for 53% of the TPV in the fourth quarter of 2022, compared to 56% in the third quarter of 2022 and with 63% in the fourth quarter of 2021. For the full year, cross-border volume accounted for 58% of the TPV, compared to 65% in 2021. Local-to-local volumes continue to grow at very healthy rates and gain relevance as we continue to penetrate this solution with our merchants.
•
dLocal is also well diversified across geographies. In 2022, the Company continued to focus on its expansion efforts and added Honduras to its geographic network during the fourth quarter, after adding Ivory Coast, Nicaragua, Rwanda, and Saudi Arabia during the first nine months of 2022, bringing the total number of countries in which dLocal makes its services available to 40, of which 23 countries are outside Latin America.
•
Revenue increased across all regions during the quarter. LatAm grew 30% compared to the fourth quarter of 2021 to US$92.9 million and 6% quarter-over-quarter, accounting for 78% of total revenue. For the full year, LatAm increased by 54% compared to 2021 to US$345.4 million, accounting for 82% of the total revenue.
•
Africa and Asia revenue increased by 423% year-over-year and 4% quarter-over-quarter to US$25.6 million, accounting for the remaining 22% (compared to 6% of total revenue in the fourth quarter of 2021). For the full year, Africa and Asia revenue increased by 259% compared to 2021 to US$73.6 million, accounting for 18% of the total revenue, which we believe demonstrates the solid execution capability of dLocal and its ability to expand into new geographies.
•
During the quarter, dLocal continued delivering strong revenue growth both from existing and from new customers. Revenue from Existing Merchants increased from US$68.6 million in the fourth quarter of 2021 to US$111.4 million. The net revenue retention rate, or NRR, in the fourth quarter of 2022 reached 146%. During the full year 2022, revenue from Existing Merchants increased from US$228.1 million in 2021 to US$401.8 million and the NRR reached 165%, exceeding our internal targets.
•
Revenue from New Merchants was US$7.0 million for the fourth quarter of 2022. For the full year 2022, revenue from New Merchants reached US$17.1 million.

The table below presents a breakdown of dLocal’s TPV by product and type of flow:

In millions of US$ except for %	Three months ended December 31				Twelve months ended December 31
	2022	% share	2021	% share	2022	% share	2021	% share
Pay-ins	2,334	71%	1,417	76%	7,905	75%	4,131	68%
Pay-outs	962	29%	439	24%	2,661	25%	1,918	32%
Total TPV	3,296	100%	1,856	100%	10,567	100%	6,049	100%

In millions of US$ except for %	Three months ended December 31				Twelve months ended December 31
	2022	% share	2021	% share	2022	% share	2021	% share
Cross-border	1,745	53%	1,167	63%	6,077	58%	3,948	65%
Local-to-local	1,550	47%	688	37%	4,489	42%	2,101	35%
Total TPV	3,296	100%	1,856	100%	10,567	100%	6,049	100%

The table below presents a breakdown of dLocal’s revenue by geography:

In millions of US$ except for %	Three months ended December 31				Twelve months ended December 31
	2022	% share	2021	% share	2022	% share	2021	% share
Latin America	92.9	78%	71.4	94%	345.4	82%	223.6	92%
Brazil	23.4	20%	16.1	21%	84.0	20%	59.7	24%
Argentina	14.2	12%	15.1	20%	77.6	19%	50.2	21%
Mexico	22.4	19%	11.1	15%	68.0	16%	33.4	14%
Chile	13.9	12%	11.1	15%	52.5	13%	36.5	15%
Other Latin America	18.9	16%	18.0	24%	63.3	15%	43.9	18%
Africa & Asia	25.6	22%	4.9	6%	73.6	18%	20.5	8%
Total Revenue	118.4	100%	76.3	100%	418.9	100%	244.1	100%

Note: No single country included in the “Other Latin America” or “Africa & Asia” categories represented more than 10% of revenue for the years 2021 and 2022.

Special note regarding Adjusted EBITDA and Adjusted EBITDA Margin

dLocal has only one operating segment. dLocal measures its operating segment’s performance by Revenues, Adjusted EBITDA and Adjusted EBITDA Margin, and uses these metrics to make decisions about allocating resources.

Adjusted EBITDA as used by dLocal is defined as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the changes in fair value of financial assets and derivative instruments carried at fair value through profit or loss, impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, secondary offering expenses, and inflation adjustment. dLocal defines Adjusted EBITDA Margin as the Adjusted EBITDA divided by consolidated revenues.

Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, (“Operating Segments”), Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. Nevertheless, dLocal’s Adjusted EBITDA and Adjusted EBITDA Margin metrics should not be viewed in isolation or as a substitute for net income for the periods presented under IFRS. dLocal also believes that its Adjusted EBITDA and Adjusted EBITDA Margin metrics are useful metrics used by analysts and investors, although these measures are not explicitly defined under IFRS. Additionally, the way dLocal calculates operating segment’s performance measures may be different from the calculations used by other entities, including competitors, and therefore, dLocal’s performance measures may not be comparable to those of other entities.

The table below presents a reconciliation of dLocal’s Adjusted EBITDA and Adjusted EBITDA Margin to net income:

US$ in thousands	Three-month period ended December 31,		Twelve-month period ended December 31,
	2022	2021	2022	2021
Profit for the period[1]	19,364	23,549	108,697	77,853
Income tax expense	3,935	2,114	11,586	7,647
Depreciation and amortization	2,457	1,507	8,147	4,747
Finance income and costs, net	3,071	(1,234)	6,590	(1,996)
Share-based payment non-cash charges	3,810	2,236	8,684	7,590
Other operating (gain)/loss	(9)	-	697	(2,896)
Secondary offering expenses[2]	-	716	89	5,158
Transaction costs[3]	-	22	-	687
Impairment loss / (gain) on financial assets[4]	5,640	25	5,534	33
Inflation adjustment	132	137	1,037	334
Other non-recurring costs[5]	2,014	-	2,014	-
Adjusted EBITDA	40,414	29,072	153,075	99,157

Note:

1In 2022, includes a net gain of USD 14,559 related to the effective portion of the change in the spot rate of the hedged currency, which offsets a foreign exchange loss of USD 14,832 (together for a net foreign exchange loss of USD 273 included in Cost of Services). For further information refer to Notes 6(c)i, Note 11 (iii) and Note 24 Derivative financial instruments of our Financial Statements.

2Corresponds to expenses incurred by dLocal in relation to a secondary offering of its shares occurred in 2021.

3Corresponds to costs related to the acquisition of PrimeiroPay explained in Note 20 of our Financial Statements: Intangible Assets and costs related to the potential acquisition of business (whether the acquisition is completed or not).

4During 2022, the Company utilized FTX Trading Ltd. (“FTX”) banking services for the repatriation of funds from one country. On November 11, 2022, when FTX filed for Chapter 11 bankruptcy in the United States, the Company had deposits of USD 5.6 million whose withdrawals had not been processed by FTX. Such deposits were included in the loss allowance.
5Includes non-recurring costs related to an internal review of the allegations made by a short-seller report, including fees from independent counsel, independent global expert services and forensic accounting advisory firm.

Earnings per share

We calculate basic earnings per share by dividing the profit attributable to owners of the group by the weighted average number of common shares issued and outstanding during the three-months and twelve-months periods ended December 31, 2022 and 2021.

Our diluted earnings per share is calculated by dividing the profit attributable to owners of the group of dLocal by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares.

The following table presents the information used as a basis for the calculation of our earnings per share:

	Three Months Ended December 31		Twelve Months Ended December 31
	2022	2021	2022	2021
Profit attributable to owners of the group (U.S. Dollars)	19,356,500	23,584,950	108,682,969	77,875,575
Weighted average number of common shares	296,123,037	295,028,441	295,623,702	287,121,304
Adjustments for calculation of diluted earnings per share	17,125,497	18,303,500	17,514,944	21,809,000
Weighted average number of common shares for calculating diluted earnings per share	313,248,534	313,331,941	313,138,646	308,930,304
Basic earnings per share	0.07	0.08	0.37	0.27
Diluted earnings per share	0.06	0.08	0.35	0.25

Q1 2023 expectations & full year 2023 outlook

Preliminary estimates of operating results for the three months ended March 31, 2023

•
We estimate our TPV for the three months ended March 31, 2023 to be between $3.5 billion and $3.6 billion, representing expected growth of between 66% and 71% year-over-year and 6% and 9% quarter-over-quarter.
•
We estimate our revenue for the three months ended March 31, 2023 to be between $135 million and $138 million, representing estimated growth of between 54% and 58% year-over-year and between 14% and 17% quarter-over-quarter.
•
We estimate our gross profit for the three months ended March 31, 2023 to be between $57 million and $59 million, representing estimated growth of between 31% and 35% year-over-year and between 3% and 7% quarter-over-quarter.

We do not intend to provide such preliminary numbers in future quarters, and this should not be understood as a new practice by the Company to provide quarterly guidance.

Outlook full year 2023

•
As outlook for the full year 2023, we expect our revenue to range between $620 million and $640 million, with an implied NRR between 140% and 150%, and Adjusted EBITDA in the range of $200 million to $220 million.

Outlook amounts for full year 2023 are estimates and are based on current management expectations. Amounts are subject to change, and we undertake no duty to update this outlook.

Cautionary Statement Regarding Preliminary Estimated Results:

This unaudited preliminary consolidated financial information for the three months ended March 31, 2023, is based upon our estimates and subject to completion of our quarter end financial results. Moreover, this preliminary financial information has been prepared solely on the basis of currently available information by, and is the responsibility of, management. This preliminary financial information is not a comprehensive statement of our consolidated financial results for the three month period ended March 31, 2023. Price Waterhouse & Co. S.R.L has not audited, reviewed, compiled or applied agreed-upon procedures with respect to the preliminary financial information. Accordingly, Price Waterhouse & Co. S.R.L. does not express an opinion or any other form of assurance with respect thereto.

Preliminary estimated results for the three months ended March 31, 2023 are preliminary, unaudited and subject to completion. They reflect our management’s current views and may change as a result of our management’s review of results and other factors, including a wide variety of significant uncertainties. Such preliminary results for the three months ended March 31, 2023 are subject to the finalization and closing of our accounting books and records (which have yet to be performed), and should not be viewed as a substitute for full quarterly financial statements prepared in accordance with IFRS. We caution you that these preliminary estimated results for the three months ended March 31, 2023 are not guarantees of future performance or outcomes and that actual results may differ materially from those described above.

Actual results may differ from those described above as described under “Special Note Regarding Forward-Looking Statements.”

This press release does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The quarterly financial information in this press release has not been audited, whereas the annual results for the year ended December 31, 2022 and as of December 31, 2021 are audited.

Conference call and webcast

dLocal’s management team will host a conference call and audio webcast on April 5, 2023 at 8:00 a.m. Eastern Time. Please click here to pre-register for the conference call and obtain your dial in number and passcode.

The live conference call can be accessed via audio webcast at the investor relations section of dLocal’s website, at https://investor.dlocal.com/. An archive of the webcast will be available for a year following the conclusion of the conference call. The investor presentation will also be filed on EDGAR at www.sec.gov.

About dLocal

dLocal powers local payments in emerging markets, connecting global enterprise merchants with billions of emerging market consumers in 40 countries across APAC, the Middle East, Latin America, and Africa. Through the “One dLocal” platform (one direct API, one platform, and one contract), global companies can accept payments, send pay-outs and settle funds globally without the need to manage separate pay-in and pay-out processors, set up numerous local entities, and integrate multiple acquirers and payment methods in each market.

Definition of selected operational metrics

“API”means application programming interface, which is a general term for programming techniques that are available for software developers when they integrate with a particular service or application. In the payments industry, APIs are usually provided by any party participating in the money flow (such as payment gateways, processors, and service providers) to facilitate the money transfer process.

“Cross-border”means a payment transaction whereby dLocal is collecting in one currency and settling into a different currency and/or in a different geography.

“Enterprise Global Merchants” means merchants with at least US$6 million of annual TPV processed through our platform.

“Local payment methods” refers to any payment method that is processed in the country where the end user of the merchant sending or receiving payments is located, which include credit and debit cards, cash payments, bank transfers, mobile money, and digital wallets.

“Local-to-local” means a payment transaction whereby dLocal is collecting and settling in the same currency.

“Net Revenue Retention Rate” or “NRR” is a U.S. dollar-based measure of retention and growth of dLocal’s merchants. NRR is calculated for a period or year by dividing the Current Period/Year Revenue by the Prior Period/Year Revenue. The Prior Period/Year Revenue is the revenue billed by us to all our customers in the prior period. The Current Period/Year Revenue is the revenue billed by us in the current period to the same customers included in the Prior Period/Year Revenue. Current Period/Year Revenue includes revenues from any upselling and cross-selling across products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, in respect of such merchant customers, and excludes revenue from new customers on-boarded in the preceding twelve months. As most of dLocal revenues come from existing merchants, the NRR rate is a key metric used by management, and we believe it is useful for investors in order to assess our retention of existing customers and growth in revenues from our existing customer base.

“Pay-in”means a payment transaction whereby dLocal’s merchant customers receive payment from their customers.

“Pay-out”means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal’s merchant customers.

“Revenue from New Merchants” means the revenue billed by us to merchant customers that we did not bill revenues in the same quarter (or period) of the prior year.

“Revenue from Existing Merchants” means the revenue billed by us in the last twelve months to the merchant customers that we billed revenue in the same quarter (or period) of the prior year.

“TPV” dLocal presents total payment volume, or TPV, which is an operating metric of the aggregate value of all payments successfully processed through dLocal’s payments platform. Because revenue depends significantly on the total value of transactions processed through the dLocal platform, management believes that TPV is an indicator of the success of dLocal’s global merchants, the satisfaction of their end users, and the scale and growth of dLocal’s business

Forward-looking statements

This press release contains certain forward-looking statements. These forward-looking statements convey dLocal’s current expectations or forecasts of future events. Forward-looking statements regarding dLocal involve known and unknown risks, uncertainties and other factors that may cause dLocal’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and “Cautionary Statement Regarding Forward-Looking Statements” sections of dLocal’s filings with the U.S. Securities and Exchange Commission. Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.

dLocal Limited

Certain financial information

Consolidated Condensed Statements of Comprehensive Income for the three-month and twelve-month period ended December 31, 2022 and 2021

(In thousands of U.S. dollars, except per share amounts)

	Three months ended December 31		Twelve months ended December 31
	2022	2021	2022	2021
Continuing operations
Revenues	118,428	76,257	418,925	244,120
Cost of services	(63,326)	(37,316)	(216,758)	(113,677)
Gross profit	55,102	38,941	202,167	130,443

Technology and development expenses	(1,607)	(1,154)	(6,348)	(3,386)
Sales and marketing expenses	(3,891)	(2,492)	(13,335)	(5,916)
General and administrative expenses	(17,471)	(10,557)	(48,343)	(40,637)
Impairment (loss)/gain on financial assets	(5,640)	(25)	(5,534)	(33)
Other operating (loss)/gain	9	(147)	(697)	3,367
Operating profit	26,502	24,566	127,910	83,838
Finance income	5,732	1,267	18,078	2,540
Finance costs	(8,803)	(33)	(24,668)	(544)
Inflation adjustment	(132)	(137)	(1,037)	(334)
Other results	(3,203)	1,097	(7,627)	1,662
Profit before income tax	23,299	25,663	120,283	85,500
Income tax expense	(3,935)	(2,114)	(11,586)	(7,647)
Profit for the period	19,364	23,549	108,697	77,853

Profit attributable to:
Owners of the Group	19,357	23,585	108,683	77,876
Non-controlling interest	7	(36)	14	(23)
Profit for the period	19,364	23,549	108,697	77,853

Earnings per share (in USD)
Basic Earnings per share	0.07	0.08	0.37	0.27
Diluted Earnings per share	0.06	0.08	0.35	0.25

Other comprehensive income
Items that may be reclassified to profit or loss:
Exchange difference on translation on foreign operations	508	(375)	20	102
Other comprehensive income for the period, net of tax	508	(375)	20	102
Total comprehensive income for the period, net of tax	19,872	23,173	108,717	77,955

Total comprehensive income for the period
Owners of the Group	19,870	23,209	108,708	77,969
Non-controlling interest	2	(36)	9	(14)
Total comprehensive income for the period	19,872	23,173	108,717	77,955

dLocal Limited

Certain financial information

Consolidated Condensed Statements of Financial Position as of December 31, 2022 and December 31, 2021

(In thousands of U.S. dollars, except per share amounts)

	Dec 31, 2022	Dec 31, 2021
ASSETS
Current Assets
Cash and cash equivalents	468,092	336,197
Financial assets at fair value through profit or loss	1,295	1,004
Trade and other receivables	240,446	190,966
Derivative financial instruments	1,206	0
Other assets	56,789	1,339
Total Current Assets	767,828	529,506

Non-Current Assets
Deferred tax assets	362	133
Property, plant and equipment	2,734	2,485
Right-of-use assets	3,934	3,915
Intangible assets	51,443	46,969
Total Non-Current Assets	58,473	53,502
TOTAL ASSETS	826,301	583,008

LIABILITIES
Current Liabilities
Trade and other payables	407,874	277,160
Lease liabilities	686	502
Tax liabilities	11,695	13,126
Derivative financial instruments	544	221
Borrowings	0	5,014
Provisions	1,473	1,710
Contingent considerations liability	0	665
Total Current Liabilities	422,272	298,398

Non-Current Liabilities
Deferred tax liabilities	1,016	883
Lease liabilities	3,393	3,426
Total Non-Current Liabilities	4,409	4,309
TOTAL LIABILITIES	426,681	302,707

EQUITY
Share Capital	592	590
Share Premium	164,307	157,151
Capital Reserve	16,185	12,741
Other Reserves	(1,448)	(30)
Retained earnings	219,993	109,867
Total Equity Attributable to owners of the Group	399,629	280,319
Non-controlling interest	(9)	(18)
TOTAL EQUITY	399,620	280,301

dLocal was incorporated on February 10, 2021, as a Cayman Islands exempted company with limited liability, duly registered with the Cayman Islands Registrar of Companies. The contribution of dLocal Group Limited (a limited liability company incorporated in Malta, the former holding entity or “dLocal Malta”) shares to dLocal has been finalized as of April 14, 2021. Until the contribution of dLocal Malta shares to it, dLocal had not commenced operations, consequently the historical information previous to that date presented in here corresponds to dLocal Malta, our predecessor. This reorganization was done, among other things, to facilitate the initial public offering of the Group. dLocal had no prior assets, holdings or operations.

Investor Relations Contact:

investor@dlocal.com

Media Contact:

marketing@dlocal.com